Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

IMMUTEP TO RECEIVE £4M MILESTONE PAYMENT FROM GSK

SYDNEY, AUSTRALIA – 23 September 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, announces that it will receive a milestone payment from GSK of £4 million (~A$7.39 million) related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

GSK2831781 is derived from Immutep’s IMP731 antibody, a depleting anti-LAG antibody technology that was exclusively licensed to GSK. Under the terms of the agreement, Immutep is eligible to receive up to £64 million (~A$118.17 million) in developmental milestone payments as well as single-digit tiered royalties, if GSK2831781 is commercialized. GSK is responsible for all costs associated with the clinical development and commercialization of GSK2831781.

Immutep CEO Marc Voigt, said: “It is very encouraging to see GSK advancing their product candidate in a phase II clinical trial for ulcerative colitis, further validating LAG-3 as a potential target for therapeutics in autoimmune diseases. These partner milestone payments are an important source of nondilutive funding to the Company and this capital will be deployed to further advance our extensive development programs.”

Further details of the Phase II GSK trial can be found at:

https://clinicaltrials.gov/ct2/show/NCT03893565?term=GSK2831781&rank=1

About IMP731 and GSK2831781

GSK2831781 is a depleting anti-LAG antibody that was derived from IMP731 and was licenced to GSK in 2010.

IMP731 and GSK2831781 are designed to specifically deplete potentially pathogenic, recently activated LAG-3 expressing T cells which are enriched at the disease site in T cell driven immuno-inflammatory disorders and should spare other T cells which may be necessary for other functions.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA®

(or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com